SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                 SCHEDULE 13D/A
                    Under the Securities Exchange Act of 1934


                                (Amendment No. 2)

                                   FEI COMPANY
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    30241L109
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                Neil T. Anderson
                               Sullivan & Cromwell
                                125 Broad Street
                            New York, New York 10004
                                 (212) 558-4000
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                 August 19, 1999
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

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CUSIP NO.  30241L109                                          PAGE 2 OF 14 PAGES
--------------------------------------------------------------------------------
1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Koninklijke Philips Electronics N.V. (Royal Philips Electronics)
--------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) [ X ]
                                                                       (b) [   ]
--------------------------------------------------------------------------------
3.       SEC USE ONLY
--------------------------------------------------------------------------------
4.       SOURCE OF FUNDS                                                      WC
--------------------------------------------------------------------------------
5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
         IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                         [   ]
--------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION                    The Netherlands
--------------------------------------------------------------------------------
                     7.  SOLE VOTING POWER                                 0
 NUMBER OF           -----------------------------------------------------------
 SHARES              8.  SHARED VOTING POWER                      13,986,691*
 BENEFICIALLY        -----------------------------------------------------------
 OWNED BY            9.  SOLE DISPOSITIVE POWER                            0
 EACH                -----------------------------------------------------------
 REPORTING           10. SHARED DISPOSITIVE POWER                 13,986,691*
 PERSON WITH
--------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED
         BY EACH REPORTING PERSON                                 13,986,691*
--------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN
         ROW (11) EXCLUDES CERTAIN SHARES                                  [   ]
--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)             50.0%*
--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON                                             CO
--------------------------------------------------------------------------------
* See Items 3, 4 and 5.

--------------------------------------------------------------------------------
CUSIP NO.  30241L109                                          PAGE 3 OF 14 PAGES
--------------------------------------------------------------------------------
1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Philips Business Electronics International B.V.
--------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) [ X ]
                                                                       (b) [   ]
--------------------------------------------------------------------------------
3.       SEC USE ONLY
--------------------------------------------------------------------------------
4.       SOURCE OF FUNDS                                                      WC
--------------------------------------------------------------------------------
5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
         IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                         [   ]
--------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION                    The Netherlands
--------------------------------------------------------------------------------
                     7.  SOLE VOTING POWER                                 0
 NUMBER OF           -----------------------------------------------------------
 SHARES              8.  SHARED VOTING POWER                      13,986,691*
 BENEFICIALLY        -----------------------------------------------------------
 OWNED BY            9.  SOLE DISPOSITIVE POWER                            0
 EACH                -----------------------------------------------------------
 REPORTING           10. SHARED DISPOSITIVE POWER                 13,986,691*
 PERSON WITH
--------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED
         BY EACH REPORTING PERSON                                 13,986,691*
--------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN
         ROW (11) EXCLUDES CERTAIN SHARES                                  [   ]
--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)             50.0%*
--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON                                             CO
--------------------------------------------------------------------------------
* See Items 3, 4 and 5.

         This Amendment No. 2 to Schedule 13D relates to the Schedule 13D filed on March 1, 1997, as amended by Amendment No. 1 thereto filed on December 15, 1998, with respect to the Common Stock of FEI Company (the "Issuer") by Koninklijke Philips Electronics N.V., a Netherlands corporation ("Philips"), and Philips Business Electronics International B.V. ("PBE" and, together with Philips, the "Reporting Persons"), a Netherlands corporation and a wholly owned subsidiary of Philips, formerly known as Philips Industrial Electronics International B.V.

Item 2.  Identity and Background.

         Item 2 is hereby amended in its entirety as follows:

         (a)-(c); (f).

         Attached as Schedule I hereto and incorporated by reference herein is a list of the members of the Supervisory Board and the members of the Board of Management and the Group Management Committee of Philips, and the directors and executive officers of PBE. Schedule I sets forth each of such persons' name, business address, present principal occupation or employment and citizenship, and the name, principal business and address of the corporation or other organization in which such employment is conducted.

         (d);(e). During the last five years, neither Philips nor PBE, nor, to the best knowledge of the Reporting Persons, any of the directors or executive officers of Philips or PBE has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

         Item 3 is hereby amended and supplemented as follows:

         On March 30, 2000, PBE purchased 5,000 shares of Common Stock from the Issuer at a purchase price of $28.8438 per share. The cash used to purchase such shares was made available to PBE from Philips out of Philips' working capital.

Item 4.  Purpose of the Transaction.

         Item 4 is hereby amended in its entirety as follows:

         The Reporting Persons' current intention, which is subject to change, is that PBE will at least acquire the number of shares of Common Stock of the Issuer, which would be sufficient to maintain its majority ownership of the Issuer's Common Stock. As of the date of this Statement,

                                (Page 4 of 14 Pages)
other than as described above and in Item 6, neither of the Reporting Persons has any plans or proposals with respect to the Issuer which relate to or would result in their acquisition of additional Common Stock or any of the other events described in Item 4(a) through 4(j).

         Each Reporting Person is expected to evaluate on an ongoing basis the Issuer's financial condition and prospects and its interests in and intentions with respect to the Issuer. Accordingly, each Reporting Person may change its plans at any time and from time to time. In particular, each Reporting Person may at any time and from time to time acquire or dispose of shares of Common Stock. To the knowledge of the Reporting Persons, each of the persons listed on
Schedule I hereto may make a similar evaluation and may make similar changes.

Item 5.  Interest in Securities of Issuer.

         Item 5 is hereby amended in its entirety as follows:

         (a), (b). According to information provided to the Reporting Persons by the Issuer, the number of shares of Common Stock of the Issuer outstanding on April 6, 2000 was 27,952,591. Rows 7-11 and 13 of the cover pages to this Schedule are hereby incorporated by reference. To the best knowledge of the Reporting Persons, no other person named in Item 2 is the beneficial owner of any shares of Common Stock of the Issuer.

         (c). On March 30, 2000 PBE purchased 5,000 shares of Common Stock from the Issuer at a purchase price of $28.8438 per share.

         On March 30, 2000 PBE was issued 76,489 shares of Common Stock by the Issuer without additional consideration in accordance with the terms and conditions of the Combination Agreement.

         On February 22, 2000 PBE was issued 49,480 shares of Common Stock by the Issuer without additional consideration in accordance with the terms and conditions of the Combination Agreement.

         On August 19, 1999 PBE purchased 3,913,299 shares of Common Stock from the Issuer at a purchase price of $8.02 per share in accordance with the terms and conditions of the Stock Purchase Agreement dated December 8, 1998 between PBE and the Issuer.

         (d), (e).  Not applicable.

Item 6. Contracts, Arrangement, Understandings or Relationships with Respect to Securities of the Issuer

         Item 6 is hereby amended in its entirety as follows:

         Pursuant to a Combination Agreement, dated November 15, 1996, by and among PBE, the Issuer and Philips, PBE has the right to receive from the Issuer from time to time, without the


                                (Page 5 of 14 Pages)
payment of any additional consideration, additional shares of Common Stock when options, warrants, convertible securities or other rights to acquire shares of Common Stock outstanding (or issuable without further action by the Issuer's board of directors) as of February 21, 1997 are exercised or converted. For each share of Common Stock issued upon such exercise or conversion, PBE is entitled to receive 1.222 shares of Common Stock from the Issuer. On February 21, 1997, 1,576,826 shares of Common Stock were so issuable pursuant to the Combination Agreement. As of the date hereof, the Issuer has issued to PBE 339,585 shares of Common Stock, and, to the knowledge of PBE, options representing approximately 104,631 shares of Common Stock have expired unexercised and approximately 1,109,382 shares of Common Stock remain so issuable pursuant to the Combination Agreement.

         Also pursuant to the Combination Agreement, PBE has the right to purchase from the Issuer at the then market price additional shares of Common Stock to maintain its ownership interest of voting securities of the Issuer at 55% whenever the Issuer offers more than 0.5% of its outstanding voting securities to any person. This right will terminate when PBE's ownership interest of voting securities of the Issuer falls below 40%. In addition, if PBE sells shares of Common Stock, the percentage level it has the right to maintain pursuant to this provision will be reduced to the following: 55% less the product of (i) 100% and (ii) the number determined by dividing (a) the number of shares of Common Stock sold by PBE subsequent to December 8, 1998 (less the number of shares of Common Stock bought by PBE subsequent to December 8, 1998 other than pursuant to this right) by (b) the number of outstanding shares of Common Stock on the date of any sale by the Issuer that triggers this right. As of the date hereof, PBE has bought no shares of Common Stock pursuant to this right, and has sold no shares of Common Stock that would reduce this right below 55%.

         This Item 6 is qualified in its entirety by reference to the Combination Agreement which is filed as Exhibit 1 hereto and is incorporated herein by reference.

Item 7.       Material to be Filed as Exhibits

Exhibit       Description
-------       ---------------

   1 Combination Agreement, dated November 15, 1996, by and among Philips Industrial Electronics International B.V., FEI Company and, for the purposes of Sections 4.1, 4.2, 4.3, 4.6(d)(ii), 4.15, 5.8(b), 5.8(c), 5.9(a), 5.13(a), 5.13(d), 5.16, 7.2 and 9.10 only,
              Philips Electronics N.V. (incorporated herein by reference to Exhibit 1 to the Reporting Persons' Form 8-K with respect to FEI Company filed March 1, 1997).

   2 Stock Purchase Agreement, dated December 3, 1998, between Philips Business Electronics International B.V. and the Issuer (incorporated by reference to the Schedule 13D/A filed by the Reporting Persons December 8, 1998).


                                (Page 6 of 14 Pages)

   3 Agreement and Plan of Merger, dated December 3, 1998, among the Issuer, Micrion Corporation and MC Acquisition Corporation (incorporated by reference to the Schedule 13D/A filed by the Reporting Persons December 8, 1998).

   4 Voting Agreement, dated December 3, 1998, between Philips Business Electronics International B.V. and Micrion Corporation (incorporated by reference to the Schedule 13D/A filed by the Reporting Persons December 8, 1998).


                                (Page 7 of 14 Pages)

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  April 10, 2000

                                       KONINKLIJKE PHILIPS ELECTRONICS N.V.


                                       By:  /s/ A. Westerlaken
                                           -----------------------------------
                                           Name:  A. Westerlaken
                                           Title:  General Secretary


                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  April 10, 2000

                                        PHILIPS BUSINESS ELECTRONICS
                                        INTERNATIONAL B.V.


                                        By: /s/ A.P.M. van der Poel
                                           -----------------------------------
                                           Name:  A.P.M. van der Poel


                                        By: /s/ J.C. Lobbezoo
                                           -----------------------------------
                                           Name:  J.C. Lobbezoo



                                (Page 8 of 14 Pages)

                           Schedule I to Schedule 13D


A.       MEMBERS OF THE SUPERVISORY BOARD OF KONINKLIJKE PHILIPS
         ELECTRONICS N.V. (ROYAL PHILIPS ELECTRONICS)

         Unless otherwise indicated each person listed below is not employed, other than as a member of the Supervisory board, and thus no employer, employer's address or principal place of business of employer is listed.

NAME:                          K. VAN MIERT
Business Address:              Royal Philips Electronics
                               Rembrandt Tower
                               Amstelplein 1
                               1096 HA Amsterdam, The Netherlands
Principal Occupation:          Chairman - Rector of Nijenrode University
Employer:                      Nijenrode University
Employer's Address:            Straatweg 25
                               3621 BG Breukelen
                               The Netherlands
Citizenship:                   The Netherlands

NAME:                          A. LEYSEN
Business Address:              Royal Philips Electronics
                               Rembrandt Tower
                               Amstelplein 1
                               1096 HA Amsterdam, The Netherlands
Principal Occupation:          Retired
Citizenship:                   Belgium

NAME:                          W. HILGER
Business Address:              Royal Philips Electronics
                               Rembrandt Tower
                               Amstelplein 1
                               1096 HA Amsterdam, The Netherlands
Principal Occupation:          Retired
Citizenship:                   Germany


                                (Page 9 of 14 Pages)

NAME:                          L.C. VAN WACHEM
Business Address:              Royal Philips Electronics
                               Rembrandt Tower
                               Amstelplein 1
                               1096 HA Amsterdam, The Netherlands
Principal Occupation:          Retired
Citizenship:                   The Netherlands

NAME:                          L. SCHWEITZER
Business Address:              Royal Philips Electronics
                               Rembrandt Tower
                               Amstelplein 1
                               1096 HA Amsterdam, The Netherlands
Principal Occupation:          Chairman and Chief Executive
                               Officer of La regie nationale des usines Renault
Employer:                      La regie nationale des usines Renault
Employer's Address:            34 Quai du Point du Jour
                               BP 103 92109
                               Boulogne Bilancourt
                               Cedex, France
Principal Business of
Employer:                      Design, manufacture and sale of
                               automobiles and related businesses
Citizenship:                   Swiss

NAME:                          SIR RICHARD GREENBURRY
Business Address:              Royal Philips Electronics
                               Rembrandt Tower
                               Amstelplein 1
                               1096 HA Amsterdam, The Netherlands
Principal Occupation:          Retired
Citizenship:                   United Kingdom


                               (Page 10 of 14 Pages)

NAME:                          IR. W. DE KLEUVER
Business Address:              Royal Philips Electronics
                               Rembrandt Tower
                               Amstelplein 1
                               1096 HA Amsterdam, The Netherlands
Principal Occupation:          Retired
Citizenship:                   The Netherlands

B.       BOARD OF MANAGEMENT AND GROUP MANAGEMENT COMMITTEE OF
         ROYAL PHILIPS ELECTRONICS

         Unless otherwise indicated, all of the members of the Board of Management and Group Management Committee are employed by Royal Philips Electronics at Rembrandt Tower, Amstelplein 1, 1096 HA Amsterdam, The Netherlands, whose principal business is the manufacture and distribution of electronic and electrical products, systems and equipment.

NAME:                          C. BOONSTRA
Business Address:              Royal Philips Electronics
                               Rembrandt Tower
                               Amstelplein 1
                               1096 HA Amsterdam, The Netherlands
Principal Occupation:          President/CEO of Royal Philips Electronics
Citizenship:                   The Netherlands

NAME:                          J.H.M. HOMMEN
Business Address:              Royal Philips Electronics
                               Rembrandt Tower
                               Amstelplein 1
                               1096 HA Amsterdam, The Netherlands
Principal Occupation:          Executive Vice-President and Chief
                               Financial Officer of Royal Philips Electronics
Citizenship:                   The Netherlands

NAME:                          A. BAAN
Business Address:              Royal Philips Electronics
                               Rembrandt Tower
                               Amstelplein 1
                               1096 HA Amsterdam, The Netherlands
Principal Occupation:          Executive Vice President of Royal Philips
                               Electronics, President/CEO of the Consumer
                               Electronics Division
Citizenship:                   The Netherlands


                               (Page 11 of 14 Pages)

NAME:                          A.P.M. VAN DER POEL
Business Address:              Royal Philips Electronics
                               Rembrandt Tower
                               Amstelplein 1
                               1096 HA Amsterdam, The Netherlands
Principal Occupation:          Executive Vice-President of Royal Philips
                               Electronics, President/CEO of the Semiconductor
                               Division
Citizenship:                   The Netherlands

NAME:                          J. WHYBROW
Business Address:              Royal Philips Electronics
                               Rembrandt Tower
                               Amstelplein 1
                               1096 HA Amsterdam, The Netherlands
Principal Occupation:          Executive Vice President of Royal Philips
                               Electronics and President/CEO of the Lighting
                               Division
Citizenship:                   United Kingdom

NAME:                          G.J. KLEISTERLEE
Business Address:              Royal Philips Electronics
                               Rembrandt Tower
                               Amstelplein 1
                               1096 HA Amsterdam, The Netherlands
Principal Occupation:          Executive Vice President of Royal Philips
                               Electronics, President/CEO of the Components
                               Division
Citizenship:                   The Netherlands

NAME:                          A.H.A. VEENHOF
Business Address:              Royal Philips Electronics
                               Rembrandt Tower
                               Amstelplein 1
                               1096 HA Amsterdam, The Netherlands
Principal Occupation:          Senior Vice President of Royal Philips
                               Electronics, President/CEO of the Domestic
                               Appliances and Personal Care Division
Citizenship:                   The Netherlands

NAME:                          J.M. BARRELLA
Business Address:              Royal Philips Electronics
                               Rembrandt Tower
                               Amstelplein 1
                               1096 HA Amsterdam, The Netherlands
Principal Occupation:          Senior Vice President of Royal Philips
                               Electronics,


                               (Page 12 of 14 Pages)

                               President/CEO of the Medical Systems Division
Citizenship:                   The Netherlands

NAME:                          J.P. OOSTERVELD
Business Address:              Royal Philips Electronics
                               Rembrandt Tower
                               Amstelplein 1
                               1096 HA Amsterdam, The Netherlands
Principal Occupation:          Senior Vice President of Royal Philips
                               Electronics
Citizenship:                   The Netherlands

NAME:                          A. WESTERLAKEN
Business Address:              Royal Philips Electronics
                               Rembrandt Tower
                               Amstelplein 1
                               1096 HA Amsterdam, The Netherlands
Principal Occupation:          Senior Vice President of Royal Philips
                               Electronics
Citizenship:                   The Netherlands

NAME:                          A. HUIJSSER
Business Address:              Royal Philips Electronics
                               Rembrandt Tower
                               Amstelplein 1
                               1096 HA Amsterdam, The Netherlands
Principal Occupation:          Senior Vice President of Royal Philips
                               Electronics, CEO of Philips Research
Citizenship:                   The Netherlands

NAME:                          T. HOOGHIEMSTRA
Business Address:              Royal Philips Electronics
                               Rembrandt Tower
                               Amstelplein 1
                               1096 HA Amsterdam, The Netherlands
Principal Occupation:          Senior Vice President of Royal Philips
                               Electronics
Citizenship:                   The Netherlands

NAME:                          G. DEMUYNCK
Business Address:              Royal Philips Electronics
                               Rembrandt Tower
                               Amstelplein 1
                               1096 HA Amsterdam, The Netherlands
Principal Occupation:          Senior Vice President of Royal Philips
                               Electronics, CEO of Philips Consumer Electronics
                               Mainstream


                               (Page 13 of 14 Pages)

Citizenship:                   The Netherlands


C. DIRECTORS AND EXECUTIVE OFFICERS OF PHILIPS BUSINESS ELECTRONICS INTERNATIONAL B.V.

         Unless otherwise indicated, all of the directors and executive officers of Philips Business Electronics International B.V. are employed by Philips Business Electronics International B.V. at Building TQ III-2, P.O. Box 218, 5600 MD Eindhoven, The Netherlands, whose principal business is the managing of the Business Electronics Product division of Philips Electronics N.V. through a number of operating companies or business units.

NAME:                          A.P.M. VAN DER POEL
Business Address:              Philips Business Electronics
                               International B.V.
                               Building TQ III-2
                               P.O. Box 218
                               5600 MD Eindhoven, The Netherlands
Principal Occupation:          Executive Vice President of Royal
                               Philips Electronics, President/CEO of the
                               Semiconductor Division
Citizenship:                   The Netherlands

NAME:                          J.C. LOBBEZOO
Business Address:              Philips Business Electronics
                               International B.V.
                               Building TQ III-2
                               P.O. Box 218
                               5600 MD Eindhoven, The Netherlands
Principal Occupation:          Executive Vice President and Chief
                               Financial Officer of the Semiconductor Division
Citizenship:                   The Netherlands


                               (Page 14 of 14 Pages)